Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-267237

PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated September 1, 2022

New Issue	May 22, 2024

IAMGOLD CORPORATION

US$300,240,000

72,000,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) of IAMGOLD Corporation (“IAMGOLD” or the “Corporation”), together with the accompanying short form base shelf prospectus dated September 1, 2022 (the “Prospectus”), qualifies the distribution (the “Offering”) of 72,000,000 common shares of the Corporation (the “Offered Shares”) at a price of US$4.17 per Offered Share (the “Offering Price”).

The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated May 22, 2024 between the Corporation and National Bank Financial Inc. (“NBF”), BMO Nesbitt Burns Inc. (“BMO”) and RBC Dominion Securities Inc. (“RBC”) as lead underwriters (the “Lead Underwriters”) and CIBC World Markets Inc. (“CIBC”), Scotia Capital Inc. (“Scotia”), TD Securities Inc. (“TD”), Canaccord Genuity Corp. (“Canaccord”), and Cormark Securities Inc. (“Cormark”) (collectively with the Lead Underwriters, the “Underwriters”). The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec and Nunavut, under the terms of this Prospectus Supplement and in the United States under the terms of a Registration Statement on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part.

The outstanding common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (the “NYSE”) under the symbol “IAG”. On May 21, 2024, the last trading day prior to the date of the public announcement of the Offering, the closing price of the Common Shares on the TSX was C$6.13 and the closing price of the Common Shares on the NYSE was US$4.49. The Offering Price was determined by negotiation between the Corporation and the Underwriters. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing of the Offered Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Price US$4.17 per Offered Share

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of its officers and directors and all of the experts named in this Prospectus Supplement or the Prospectus are not residents of the United States, and all of its assets are located outside of the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters on the Corporation’s behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of U.S. law and Fasken Martineau DuMoulin LLP with respect to matters of Canadian law, and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law and by Davies Ward Phillips & Vineberg LLP with respect to matters of Canadian law.

Investing in the Offered Shares involves significant risks. Prospective purchasers of the Offered Shares should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein.

All dollar amounts in this Prospectus Supplement and the accompanying Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

	Price to the Public	Underwriting Fee(1)	Net Proceeds to the Corporation(2)
Per Offered Share	US$4.17	US$0.1668	US$4.0032
Total(3)	US$300,240,000	US$12,009,600	US$288,230,400

Notes:

(1)	The Corporation has agreed to pay the Underwriters a fee (the “Underwriting Fee”) equal to 4% of the gross proceeds of the Offering, being US$0.1668 per Offered Share.
(2)	After deducting the Underwriting Fee, but before deducting the expenses of the Offering estimated to be US$1,000,000.
(3)

The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Underwriters, at any time and from time to time for a period of 30 days from closing of the Offering, to purchase up to an additional 10,800,000 Common Shares, representing an amount equal to 15% of the aggregate Common Shares sold on the Closing Date (as hereinafter defined), on the same terms as set forth above (the “Additional Shares”), solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total number of Offered Shares will be 82,800,000, the total price to the public will be US$345,276,000, the total Underwriting Fee will be US$13,811,040, and the net proceeds to the Corporation, after deducting the Underwriting Fee but before deducting the estimated expenses of the Offering, will be US$331,464,960. This Prospectus Supplement, together with the accompanying Prospectus, also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued and sold upon exercise of the Over-Allotment Option. A person who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to “Offered Shares” in this Prospectus Supplement include the Additional Shares, if the context requires. See “Plan of Distribution”.

The following table sets out the number of Additional Shares that may be issued by the Corporation to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 10,800,000 Additional Shares	Up to 30 days from the closing of the Offering	US$4.17 per Additional Share

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution - Price Stabilization and Short Positions”.

The Underwriters may sell Offered Shares for less than the initial offering price stated above in certain circumstances. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about May 24, 2024, or on such other date as may be agreed upon by the Corporation and the Underwriters (which date shall not be later than 42 days after the date of this Prospectus Supplement) (the “Closing Date”). Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the third business day (in the United States) following the date of pricing of the Offered Shares. Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See “Plan of Distribution”.

NBF, BMO, RBC, CIBC, Scotia, and TD are affiliates of Canadian chartered banks that are part of the syndicate of lenders that has provided a revolving credit facility to IAMGOLD. Consequently, IAMGOLD may be considered a “connected issuer” within the meaning of National Instrument 33-105—Underwriting Conflicts of NBF, BMO, RBC, CIBC, Scotia, and TD under applicable Canadian securities laws in connection with the Offering. See “Relationship between the Corporation and Certain Underwriters”.

The registered and principal office of the Corporation is located at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9.

Peter O’Hagan, Ann Masse, and Audra Walsh, being directors of the Corporation, reside outside of Canada. Each of Mr. O’Hagan, Ms. Masse and Ms. Walsh have appointed the Corporation at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against Mr. O’Hagan, Ms. Masse or Ms. Walsh, even though each of Mr. O’Hagan, Ms. Masse and Ms. Walsh have appointed an agent for service of process.

Francois J. Sawadogo, Michel Dromacque and Denis Doucet, Franck Napon, being co-authors of the technical report entitled “Technical Report on the Essakane Gold Mine, Sahel Region, Burkina Faso (effective September 30, 2023)” and Deena Nada, a co-author of the technical report entitled “Technical Report on the Côté Gold Mine, Ontario, Canada (effective June 30, 2022)” reside outside of Canada. Each of Messrs. Sawadogo, Dromacque and Doucet and Ms. Nada has appointed the Corporation at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9, as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against Messrs. Sawadogo, Dromacque or Doucet or Ms.Nada.

PROSPECTUS SUPPLEMENT

S-i

(continued)

BASE SHELF PROSPECTUS

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Offering or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), investors should rely on the information in this Prospectus Supplement. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. If anyone provides you with any different, inconsistent or other information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears, except as otherwise specified therein. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

The Corporation is not, and the Underwriters are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

Except as the context otherwise requires, when used herein, all references to Offered Shares include any Additional Shares issued in connection with any exercise of the Over-Allotment Option.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All information included in this Prospectus Supplement, including any information as to the Corporation’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Corporation’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this Prospectus Supplement. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “budget”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “superior”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, or “project” or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this Prospectus Supplement include, without limitation, those under the headings “Important Notice About Information In This Prospectus Supplement”, “Documents Incorporated By Reference”, “Marketing Materials”, “Available Information”, “The Corporation”, “Recent Developments”, “Risk Factors”, “Description Of Common Shares”, “Use of Proceeds”, “Plan Of Distribution”, “Relationship Between The Issuer And Certain Underwriters”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations”, “Legal Matters”, “Enforceability Of Civil Liabilities”, and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources (including, but not limited to potential for further increases at the Essakane, Westwood and Côté Gold mines) and the realization of such estimates; operational and financial performance including the Corporation’s guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to commence commercial production at the Côté Gold Mine;

the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Corporation; the ability of the Corporation to effect the repurchase of the Transferred Interest (as defined herein) on the expected terms, if at all; mine development activities; the Corporation’s global outlook and that of each of its mines; the Corporation’s capital allocation and liquidity; the composition of the Corporation’s portfolio of assets including its operating mines, development and exploration projects; exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects (including, but not limited to, the Nelligan project, the Monster Lake project and the Diakha-Siribaya project) and exploration budgets and targets; the completion of the sale of the Corporation’s interests in its exploration and development projects in Senegal, Mali and Guinea (collectively, the “Bambouk Assets”); permitting timelines and the expected receipt of permits and government incentives; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the price and ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs, availability, and other labour impacts; the impacts of weather; measures to address climate change and greenhouse gas emissions; the future price of gold and other commodities; regulatory filings; continuous access to capital markets; equity financings; prepay arrangements; investor relations activities; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; steps taken to assess the use of forced labour and child labour in supply chains; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; anticipated liabilities regarding site closure and employee benefits; the integration or expansion of operations, technologies and personnel of acquired operations and properties; safety and security concerns in the jurisdictions in which the Corporation operates and the impact thereof on the Corporation’s operational and financial performance and financial condition; and government regulation of mining operations.

The Corporation cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Corporation to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are in no way guarantees of future performance. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this Prospectus Supplement, including with respect to: the Corporation’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Corporation will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Corporation’s projects.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Corporation to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: accuracy of mineral reserve and mineral resource estimates; the ability to replace mineral reserves depleted by production; the ability of the Corporation to successfully complete the commencement of commercial production from the Côté Gold mine; the ability of the Corporation to complete the sales of the remaining Bambouk Assets; risks relating to the importance of the Essakane mine for the Corporation’s financial performance; the Corporation’s business strategies and its ability to execute thereon; the ability of the Corporation to complete pending transactions; risks related to making acquisitions, including the integration of operations, and divestitures; security risks, including civil unrest, war or terrorism and disruptions to the Corporation’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Essakane mine; risks and uncertainties related to the Corporation’s preliminary economic assessments, pre-feasibility and feasibility studies on greenfield and brownfield projects; the influence of environmental conditions, worker retention and mine design plans on the Corporation’s established production targets; the availability of labour and qualified contractors; the availability of key inputs for the Corporation’s operations and disruptions in global supply chains; the volatility of the Corporation’s securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; uncertainties in the validity of mining interests and the ability to acquire new properties and retain skilled and experienced employees; unexpected mine closures due to unplanned catastrophic events or sustained decline in gold prices; risks and expenses related to reclamation costs and related liabilities; inability to control standards of non-controlled assets; risks normally associated with the conduct of joint ventures; management of certain of the Corporation’s assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; various risks and hazards beyond the Corporation’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Corporation’s control; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Corporation being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods, the inability to achieve designed processing plant throughputs or metallurgical recoveries and other conditions; failure to keep pace with innovations affecting the mining industry; failure of the hydrostatic plug at the Westwood mine; the use of hazardous materials, including cyanide, in gold production; risks related to shareholder activism and any disruptions in the Corporation’s strategy, operations or leadership; any geotechnical failures and an inability of the Corporation’s geotechnical experts to predict and prevent such failures; ability to compete with the Corporation’s competitors in acquiring exploration properties and mining assets; past market events and conditions and the deterioration of general economic indicators; risks related to potential further expansion activities at the Essakane, Westwood, and Côté Gold mines; changes in the global prices for gold, and commodities used in the operation of the Corporation’s business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Corporation carries on business which may include the possibility for political unrest, foreign military intervention, acts of war, terrorism, sabotage and civil disturbances; risks related to the Ukraine-Russia war and conflicts in the Middle East, including extreme volatility and disruptions in the global financial markets, production and supply chains, social, economic, and labour instability, and increased government regulations; continuously evolving legislation, which may have unknown and negative impacts on operations; the cost of compliance with public disclosure and corporate governance regulations and the risks associated with non-compliance with such regulations; failure to comply with anti-corruption or anti-bribery laws and regulations; undetected failures in internal controls over financial reporting; changes in mining and tax regimes; potential treatment of the Corporation as a passive foreign investment company under the U.S. Internal Revenue Code; the failure to obtain in a timely manner from authorities key licenses and permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Corporation to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances; the availability of capital; the level of liquidity and capital resources; the failure to effectively allocate capital; public company obligations; the use of cryptocurrency and any related negative impact on gold prices; unanticipated production costs; that the Corporation does not intend to pay dividends; access to capital markets and financing; the Corporation’s level of indebtedness; that the Corporation does not intend to pay dividends; the Corporation’s ability to satisfy covenants under its credit facilities; defaults under the Corporation’s senior secured credit facility, term loan or senior unsecured notes due to a violation of covenants contained therein; changes in interest rates or gold lease rates; adverse changes in the Corporation’s credit rating; the Corporation’s choices in capital allocation; the failure of cost reduction initiatives; effectiveness of the Corporation’s ongoing cost containment efforts; the Corporation’s ability to execute on de-risking activities and measures to improve operations; actual costs and economic returns may differ materially from the Corporation’s estimates; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Corporation’s operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Corporation’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; any limitations on the transfer of cash or other assets between the Corporation or its subsidiaries; risks associated with shareholder dilution; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; force majeure events; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; management of biodiversity and conservation at the Corporation’s properties; attraction and retention of key employees and other qualified personnel; dependence on key personnel; risk and unknown costs of litigation; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; risks related to the Corporation’s reliance on third parties, such as reduced control of operations; the relationship with the communities surrounding the Corporation’s operations and projects; risks related to reputational losses and strained government and community relations; risks related to any potential human rights abuses or responsible sourcing of raw materials; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; health risks associated with the Corporation’s mining work force; and the inherent risks involved in the exploration, development and mining business generally. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Please see the risk factors described under the heading “Risk Factors” in this Prospectus Supplement, under the heading “Risk Factors” in the Corporation’s annual information form, dated March 14, 2024 for the year ended December 31, 2023, or Form 40-F, and under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for the three months ended March 31, 2024 available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Corporation and which may cause actual results, performance or achievements of the Corporation to be materially different from results, performance or achievements expressed or implied by forward-looking statements. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

Disclosure regarding the Corporation’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein, was prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which differ from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. All references to “$” or “US$” refer to U.S. dollars and “C$” refers to Canadian dollars. On May 21, 2024, the daily average rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3649 or C$1.00 = US$0.7327.

The following table sets forth, for each of the periods indicated, the high, low, closing and daily average rates for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada.

	Three months ended March 31,		Year ended December 31,
	2024	2023	2023	2022
High	1.3593	1.3807	1.3875	1.3856
Low	1.3316	1.3312	1.3128	1.2451
Closing	1.3550	1.3533	1.3226	1.3544
Average	1.3488	1.3526	1.3497	1.3011

NON-GAAP FINANCIAL MEASURES

In this Prospectus Supplement, including the documents incorporated or deemed incorporated by reference herein, the Corporation uses the terms “average realized gold price per ounce sold”, “cash costs”, “cash costs per ounce sold”, “all-in sustaining cost” (“AISC”), “AISC per ounce sold”, “sustaining capital expenditures”, “expansion capital expenditures”, “EBITDA”, “Adjusted EBITDA”, “Adjusted Net Earnings (Loss) Attributable to Equity Holders”, “Net Cash from Operating Activities before Changes in Working Capital”, “Mine-Site Free Cash Flow”, “Liquidity” and “Net Cash (Debt)” all of which are non-GAAP financial measures within the meaning of applicable Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures disclosures are included in the Corporation’s Annual MD&A (as defined below).

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the Offering.

The Corporation’s filings through SEDAR+ are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC. The following documents, filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus and this Prospectus Supplement:

(a)	the annual information form for the year ended December 31, 2023 dated March 14, 2024;

(b)

the audited consolidated balance sheets as of December  31, 2023 and 2022 and the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes thereto, together with the Reports of Independent Registered Public Accounting Firm (the “Annual Financial Statements”);

(c)	management’s discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2023 (the “Annual MD&A”);

(d)

the interim unaudited consolidated balance sheet as of March 31, 2024, the related interim unaudited consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2024 and 2023, and the related notes thereto (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of financial position and results of operations of the Corporation for the three months ended March 31, 2024 (the “Interim MD&A”);

(f)

the management information circular of the Corporation dated April 23, 2024 prepared in connection with the annual general meeting of shareholders of the Corporation to be held on May 29, 2024 (the “Management Information Circular”); and

(g)	the template version of the term sheet relating to this Offering filed on May 21, 2024 (the “Marketing Materials”).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference in the Prospectus and this Prospectus Supplement. In addition, any such documents which are filed on Form 40-F with or, (if and to the extent expressly provided) furnished on Form 6-K to, the SEC after the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into the Prospectus, this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part, and incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus, and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this Prospectus Supplement, the Prospectus, or in a document incorporated or deemed to be incorporated herein or therein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein or in the Prospectus by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of IAMGOLD Corporation, at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9, Telephone (416) 360-4710, and are also available electronically at www.sedarplus.com and www.sec.gov.

References to the Corporation’s website in this Prospectus Supplement or in any documents that are incorporated by reference into the Prospectus, as supplemented by this Prospectus Supplement, do not incorporate by reference the information on such website, and the Corporation disclaims any such incorporation by reference.

MARKETING MATERIALS

The Marketing Materials and any “template version” of any other “marketing materials” (as such terms are defined in NI 44-101) provided to investors in connection with the Offering will be incorporated by reference in this Prospectus Supplement. However, the Marketing Materials and any such “template version” of such other “marketing materials” will not form part of this Prospectus Supplement or the accompanying Prospectus to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or any amendment thereto. Any “template version” of “marketing materials” filed on SEDAR+ after the date of this Prospectus Supplement and before the termination of the distribution of Offered Shares under the Offering will be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge under IAMGOLD’s profile at the Canadian Securities Administrators’ website at www.sedarplus.com.

The Corporation has filed with the SEC a registration statement on Form F-10 relating to securities of the Corporation, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files, reports and other information with the SEC and with the securities regulatory authorities in Canada. Under

MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read and download any document that the Corporation has filed with the SEC on the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

THE CORPORATION

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada). The Corporation also owns Côté Gold (Canada), a large-scale, long-life mine that has commenced production on March 31, 2024 (the “Côté Gold Mine”). The Corporation has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada.

IAMGOLD is a corporation governed by the Canada Business Corporations Act. The registered and principal office of the Corporation is located at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9. The Corporation’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

The Corporation is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, the Corporation has interests in various operations and exploration properties as well as various royalty interests on mineral resource properties. The following chart illustrates certain subsidiaries of the Corporation, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, and the material mineral projects of the Corporation held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of the Corporation has in such material mineral projects.

As used in this Prospectus Supplement and the accompanying Prospectus, except as otherwise required by the context, reference to “IAMGOLD” or the “Corporation” means IAMGOLD Corporation and its subsidiaries. Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Annual Information Form, the Interim MD&A and other documents incorporated herein by reference.

RECENT DEVELOPMENTS

Côté Gold Mine

The Côté Gold mine is being operated through a joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“Sumitomo” or “SMM”). The UJV is governed by the Côté Gold Joint Venture Agreement. The Corporation’s participation is 60.3% in the UJV and has an option to repurchase a 9.7% interest from SMM as part of the JV Funding and Amending Agreement (the “JV Funding Agreement”) announced on December 19, 2022. Under the terms of the JV Funding Agreement the Corporation has the right to repurchase its 9.7% interest (“Transferred Interest”) in the Côté Gold Mine from SMM on May 31st and November 30th of every year from November 30, 2023, up to and including November 30, 2026. The purchase price for this repurchase is equal to the initial funding of US$250 million contributed by SMM for the Transferred Interest, plus the incremental contributions made, less incremental gold production received, by Sumitomo due to its increased ownership up to achieving commercial production, plus any accrued and unpaid amounts for the option fee payable thereon.

The Corporation intends to use the net proceeds of the Offering, including the net proceeds from the Over-Allotment Option should it be exercised, towards the repurchase of the Transferred Interest in the Côté Gold Mine from SMM, in order to return to its full 70% interest in the Côté Gold Mine. The JV Funding Agreement also provides that until the earlier of the Corporation repurchasing the Transferred Interest and November 30, 2026, the Corporation will pay a repurchase option fee to SMM equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 4% on the amounts advanced by SMM. The repurchase will increase the Corporation’s exposure to the Côté Gold Mine and result in additional economic benefits and cashflows and remove associated costs of holding the option to repurchase the Transferred Interest.

Based on the current ramp-up schedule of the Côté Gold Mine as well as prevailing market conditions which could impact the amount of required expenditures during the ramp-up of Côté Gold and operating cash flows from the Corporation’s existing operations, the Corporation believes that the net proceeds of the Offering, combined with cash and cash equivalents at March 31, 2024, expected cash flows from operations, the expected proceeds from the sale of the remaining Bambouk Assets and available liquidity provided by the undrawn amounts under the credit facility, will be sufficient to fund the repurchase of the Transferred Interest.

In its financial statements, the Corporation recognizes a financial liability for the Transferred Interest repurchase option equal to the current repurchase price (including the accrued and unpaid amount for the option fee). As at March 31, 2024, this financial liability was US$366.8 million.

On March 31, 2024, the Corporation announced it had completed its first gold pour at the Côté Gold Mine, and operations are scheduled to continue to ramp-up in the second quarter of 2024 and commercial production is expected to be achieved during the third quarter of 2024. The Corporation expects the Côté Gold Mine to exit the year at approximately 90% of nameplate throughput.

Gold Prepay Arrangement

On April 4, 2024, the Corporation announced that it had entered into a forward gold sale arrangement (“2025 Q2 Prepay Arrangement”) and a partial amendment to one of its existing gold prepay arrangements (“Q2 Deferral Prepay Arrangement”, together the “Prepay Arrangements”). The net result of these Prepay Arrangements is the effective transition of current gold delivery obligations totaling 37,500 ounces out of the second quarter of 2024 into the same period in the following year. Under the 2025 Q2 Prepay Arrangement, the Corporation will receive a prepayment amount of $59.4 million during Q2 2024 in exchange for delivering 31,250 ounces in the second quarter of 2025. The Q2 Deferral Prepay Arrangement allows for the deferral of 6,250 ounces that were previously scheduled for delivery in Q2 2024, under the existing gold prepay arrangements entered into in 2022 to now be delivered in Q2 2025.

RISK FACTORS

Before making an investment decision, prospective purchasers of the Offered Shares should carefully consider the information described in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein. There are certain risks inherent in an investment in the Offered Shares, including the factors described under the heading “Risk Factors” in the Annual Information Form (pages 24 through 60) and under the heading “Risks and Uncertainties” in the Interim MD&A (pages 27 through 29), and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Some of the factors described herein, in the documents incorporated by reference herein, and/or in the Prospectus are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in the Interim MD&A, in another document incorporated by reference herein or in the Prospectus occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation and the price of the Common Shares could decline. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the Interim MD&A, in the other documents incorporated by reference herein or in the Prospectus or other unforeseen risks.

Operational Risks

Commercial Production at the Côté Gold Mine may not occur as currently scheduled or at all.

No assurance can be given that commercial production at the Côté Gold Mine will occur in the third quarter of 2024, or at all. The Côté Gold Mine is subject to various risk factors and uncertainty which could negatively affect the timing and cost of commencement of commercial production, including equipment not functioning as designed or expected, changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, supply chain and logistics challenges, adverse market conditions or other events that negatively impact the ramp-up. Delayed schedules can materially negatively affect the results of operations, EBITDA and the liquidity of the Corporation. Actual costs and economic returns from the Côté Gold Mine once in commercial production may differ materially from the Corporation’s estimates or projections and variances from expectations and could have a material adverse effect on the Corporation’s business, financial conditions and results of operations.

Risks Related to the Offering

Future sales or issuances of Common Shares could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce IAMGOLD’s earnings per share.

Future issuances of equity securities by the Corporation could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Corporation’s earnings per share and make future sales of the Corporation’s equity securities more difficult. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Corporation’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Except as described under “Plan of Distribution”, IAMGOLD may issue additional equity securities (including through the sale of securities convertible into, or exchangeable for, Common Shares) and under the Corporation’s current equity incentive plans. In addition, IAMGOLD may issue common shares to finance its operations, exploration, development, acquisitions or other projects. IAMGOLD cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of mining companies, including IAMGOLD, have historically been, and may in the future be, subject to large fluctuations. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Corporation’s business, certain factors such as announcements and the public’s reaction, the Corporation’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of gold, government regulations, changes in earnings estimates or recommendations by research analysts who track the Corporation’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of IAMGOLD’s prospects could cause the price of the Corporation’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of IAMGOLD’s securities, including the price of the Common Shares, regardless of the Corporation’s results. Following declines in the market price of a company’s securities, securities class-action litigation could be instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Treatment of the Corporation as a passive foreign investment company under the U.S. Internal Revenue Code.

Generally, unfavourable U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (a “PFIC”). A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets is attributable to “passive assets” (generally, assets that generate passive income). The Corporation believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, the U.S. Internal Revenue Service (the “IRS”) may challenge the Corporation’s determination, and therefore the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder (as hereinafter defined) holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. See “Certain United States Federal Income Tax Considerations”.

IAMGOLD will have broad discretion in the use of the net proceeds of the Offering and may use the net proceeds in ways other than as described herein.

IAMGOLD will have broad discretion over the use of the net proceeds from the Offering. While IAMGOLD currently intends to apply the net proceeds it receives from the Offering as described under “Use of Proceeds”, because of the number and variability of factors that will determine the use of such proceeds, including the timing thereof, the ultimate use of net proceeds might vary substantially from the current planned use. You may not agree with how IAMGOLD allocates or spend the net proceeds from the offering. IAMGOLD may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Corporation’s securities, including the market value of the Common Shares, and may increase the Corporation’s losses.

The Corporation does not intend to pay dividends in the foreseeable future.

In December 2013, the Corporation suspended dividend payments until further notice to conserve cash and preserve liquidity. IAMGOLD intends, for the foreseeable future, to retain its future earnings, if any, to finance its development and exploration activities. The payment of future dividends, if any, will be reviewed periodically by the board of directors of IAMGOLD and will depend upon, among other things, conditions then existing including earnings, financial condition, cash on hand, financial requirements to fund exploration activities, development and growth, and other factors that the board of directors may consider appropriate in the circumstances.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

Sales by existing shareholders can reduce share prices.

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Offered Shares. If this occurs and continues, it could impair the Corporation’s ability to raise additional capital through the sale of securities.

Investors in the Offering may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus Supplement will prove to be correct.

The forward-looking statements relating to, among other things, our future results, performance, achievements, prospects or opportunities included or incorporated by reference in this Prospectus Supplement, are based on IAMGOLD’s opinions, assumptions and estimates made by the Corporation in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. The Corporation’s actual results in the future may vary significantly from historical and estimated results and those variations may be material. There is no representation by IAMGOLD that actual results achieved by the Corporation in the future will be the same, in whole or in part, as those included or incorporated by reference in this Prospectus Supplement. See “Cautionary Statement Regarding Forward-Looking Statements”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus Supplement.

DESCRIPTION OF COMMON SHARES

For a description of the terms and provisions of the Common Shares, see “Description of Share Capital” in the Prospectus and “Description of Capital Structure” in the Annual Information Form. As of May 21, 2024, there were 497,278,973 Common Shares outstanding. After giving effect to the issue of the Offered Shares (assuming the Over-Allotment Option is exercised in full), there will be 580,078,973 Common Shares outstanding.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares are estimated to be approximately US$287,230,400 (US$330,464,960 if the Over-Allotment Option is exercised in full) after deducting the Underwriting Fee and the estimated expenses of the Offering. The Corporation intends to use the net proceeds of the Offering, including the net proceeds from the Over-Allotment Option should it be exercised, towards the repurchase of the Transferred Interest in the Côté Gold Mine from SMM, in order to return to its full 70% interest in the Côté Gold Mine. The net proceeds of the Offering are to be deposited in an interest bearing account or used to repay drawn amounts under its credit facility, in accordance with good cash management practices, until the completion of the aforementioned repurchase which is expected to be completed prior to the end of the calendar year.

All expenses relating to the Offering (including the Underwriters’ Fee) will be paid out of the proceeds to the Corporation.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Corporation and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Corporation against delivery of such Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated upon a material limitation on or suspension of trading on the TSX or NYSE; a material disruption in securities settlement, payment or clearance services in Canada or the U.S.; any moratorium on commercial banking activities in Canada or the U.S.; the existence of certain circumstances that would reasonably be expected to have a material adverse effect on the Corporation; an occurrence of events that may seriously adversely affect or involve the financial markets or the Corporation; and also may be terminated upon the occurrence of other certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering is being made concurrently in the United States and in all the provinces and territories of Canada, other than Québec and Nunavut, pursuant to the MJDS. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee, will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Corporation expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the third business day following the date of pricing of the Offered Shares (or a date no later than 42 days after the date of this Prospectus Supplement). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part or from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the

Offering, to purchase up to 10,800,000 Additional Shares at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. A person who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such shares under this Prospectus Supplement and the Prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, and the accompanying Prospectus, qualify the distribution of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.

Underwriters’ Fee

The Corporation has agreed to pay a cash fee to the Underwriters in the amount equal to 4% (US$0.1668 per Offered Share sold) of the gross proceeds of the sale of the Offered Shares, including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain Canadian provincial and territorial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

If the Underwriters create a short position in the Common Shares in connection with the Offering, i.e., if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock Up Agreements

Pursuant to the Underwriting Agreement, the Corporation has agreed, subject to certain exceptions, not to directly or indirectly issue or agree to issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding), or enter into any agreement or arrangement under which it transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of each of NBF, BMO and RBC, which consent will not be unreasonably withheld. Exceptions to this include that the Corporation may issue any Common Shares (i) as consideration in connection with certain acquisitions, business combinations or other transactions entered into in response to an unsolicited bid by a third party, (ii) under any of the Corporation’s equity-based compensation plans (including, for certainty, the issuance by the Corporation of one million common shares under its existing share incentive plan to a local service provider at the Côté Gold Mine) or (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i) and (ii) above. In addition, the Corporation has agreed to use its best efforts to procure agreements from the directors and certain officers prior to closing of the Offering, pursuant to which each such director or officer will agree, subject to certain exceptions, not to sell or agree to sell any Common Shares or securities exchangeable or convertible into Common Shares, or announce any intention to do so, or otherwise transfer or dispose of any of the economic consequences of ownership of such securities, for a period of 90 days from the Closing Date without the prior written consent of each of NBF, BMO and RBC, which consent will not be unreasonably withheld.

Indemnity and Contribution

The Corporation has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to list the Offered Shares on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the relevant competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined herein), except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the Underwriters and the Corporation that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a member state to qualified investors as so defined, or in circumstances in which the prior consent of the Underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Corporation has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

No Common Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of Common Shares may be made to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)

in any other circumstances falling within section 86 of the Financial Services and Markets 2000 Act (as amended, the “FSMA”), provided that no such offer of Common Shares shall require the Corporation or the Underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to “qualified investors” as so defined, or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression of an “offer to the public” in relation to any Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the FPO (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this Prospectus Supplement or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this Prospectus Supplement relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

Switzerland Matters

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Common Shares. The Common Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Common Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Common Shares may be publicly distributed or otherwise made publicly available in Switzerland.

RELATIONSHIP BETWEEN THE ISSUER AND CERTAIN UNDERWRITERS

Certain banking affiliates of NBF, BMO, RBC, CIBC, Scotia, and TD have provided a credit facility to the Corporation, pursuant to an amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018, a second amending agreement dated as of February 25, 2020, a third amending agreement dated as of September 4, 2020, a fourth amending agreement dated as of September 30, 2020, an assignment and assumption agreement dated as of September 30, 2020, a fifth amending agreement dated as of February 12, 2021, a sixth amending agreement dated as of October 17, 2022, a seventh amending agreement dated as of December 22, 2022, a eighth amending agreement dated as of May 16, 2023, and a ninth amending agreement dated as of November 9, 2023, collectively the “Credit Facility”). As a result, the Corporation may be considered a “connected issuer” to NBF, BMO, RBC, CIBC, Scotia, and TD for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Credit Facility and the lenders have not waived any breach of the agreement since its execution. As at May 17, 2024, the Corporation has US$60 million drawn on the Credit Facility. Payment and performance of the

Corporation’s obligations under the Credit Facility are secured by certain forms of real property of the Corporation as well as guarantees by certain of the subsidiaries of the Corporation. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. The Underwriters will derive no direct benefit from the Offering other than their respective share of the fees described under “Plan of Distribution—Underwriters’ Fee”.

PRIOR SALES

During the 12 month period prior to the date of this Prospectus Supplement, the Corporation has issued Common Shares, or securities convertible into Common Shares, as follows:

Date of Issue/Grant	Price per Security	Number of Securities
	(C$)
Common Shares
May 18, 2023	$3.69	11,969	(1)
May 18, 2023	$3.69	2,092,808	(1)
May 18, 2023	$3.69	23,937	(2)
May 18, 2023	$3.69	242,131	(2)
May 18, 2023	$3.69	392,200	(2)
May 24, 2023	$3.26	18,000	(3)
May 25, 2023	$3.26	8,800	(3)
June 1, 2023	$3.26	56,000	(3)
June 2, 2023	$3.26	14,400	(3)
June 22, 2023	$3.38	100,000	(2)
June 30, 2023	$3.51	82,733	(4)
July 13, 2023	$4.67	8,035	(5)
July 13, 2023	$3.94	3,111	(5)
July 13, 2023	$3.91	5,060	(5)
July 13, 2023	$3.62	8,666	(5)
July 13, 2023	$3.32	7,831	(5)
July 13, 2023	$3.51	2,024	(5)
August 24, 2023	$5.92	9,318	(6)
August 24, 2023	$5.92	7,574	(6)
October 2, 2023	$2.76	81,452	(4)
October 16, 2023	$3.13	15,873	(1)
October 16, 2023	$2.76	5,604	(5)
October 16, 2023	$3.82	118,782	(5)
October 16, 2023	$3.91	6,175	(5)
October 16, 2023	$3.68	3,047	(5)
October 16, 2023	$3.62	13,095	(5)
October 16, 2023	$3.32	7,192	(5)
October 16, 2023	$3.51	5,485	(5)
December 29, 2023	$3.34	70,349	(4)
January 16, 2024	$3.16	68,367	(4)
February 12, 2024	$3.44	11,716,771	(7)
February 12, 2024	$3.44	272,635	(8)
February 13, 2024	$3.44	195,900	(9)
February 15, 2024	$4.20	1,900,000	(10)
February 27, 2024	$3.47	187,462	(2)
February 27, 2024	$3.47	976,966	(1)

Date of Issue/Grant	Price per Security	Number of Securities
	(C$)
April 3, 2024	$4.02	29,981	(11)
April 3, 2024	$3.99	36,526	(11)
April 9, 2024	$4.74	90,000	(11)
April 15, 2024	$4.74	90,000	(11)
April 15, 2024	$3.99	39,000	(11)
April 16, 2024	$4.74	30,406	(11)
May 14, 2024	$4.74	233,115	(11)
May 14, 2024	$4.02	41,301	(11)
May 16, 2024	$3.99	19,001	(11)
May 16, 2024	$4.74	12,220	(11)
May 16, 2024	$4.02	23,408	(11)
Options to Purchase Common Shares
May 18, 2023	$3.69	773,943	(12)
June 22, 2023	$3.38	200,000	(12)
February 28, 2024	$3.50	827,126	(12)

Notes:

(1)

On May 18, 2023, 2,104,777 Common Shares were awarded under the restricted share units comprising part of the share incentive plan (“SIP”) of the Corporation. On October 16, 2023, 15,873 Common Shares were awarded under the restricted share units comprising part of the SIP of the Corporation. On February 27, 2024, 976,966 Common Shares were awarded under the restricted share units comprising part of the SIP of the Corporation. The price per security is the market price at time of grant.

(2)

On May 18, 2023, 658,268 Common Shares were awarded under the performance share units comprising part of the SIP of the Corporation. On June 22, 2023, 100,000 Common Shares were awarded under the performance share units comprising part of the SIP of the Corporation. On February 27, 2024, 187,462 Common Shares were awarded under the performance share units comprising part of the SIP of the Corporation. The price per security is the market price at time of grant.

(3)	Issued upon exercise of previously granted options to purchase Common Shares. The price per security is the market price at time of grant.
(4)

On June 30, 2023, 82,733 Common Shares were awarded under the deferred share units comprising part of the SIP of the Corporation. On October 2, 2023, 81,452 Common Shares were awarded under the deferred share units comprising part of the SIP of the Corporation. On December 29, 2023, 70,349 Common Shares were awarded under the deferred share units comprising part of the SIP of the Corporation. On January 16, 2024, 68,367 Common Shares were awarded under the deferred share units comprising part of the SIP of the Corporation. The price per security is the market price at time of grant.

(5)

Common shares issued in satisfaction of awards previously granted under the deferred share units comprising part of the SIP of the Corporation. The price per security is the market price at time of grant.

(6)

Common shares issued in satisfaction of awards previously granted under the restricted share units comprising part of the SIP of the Corporation. The price per security is the market price at time of grant.

(7)

Common Shares issued to acquire all of the issued and outstanding common shares of Vanstar Mining Resources Inc. The price per security is based on the 5-day volume weighted average price of the Corporation’s shares on the TSX as of December 1, 2023.

(8)

Common Shares issued to certain option holders of Vanstar Mining Resources Inc. The price per security is based on the 5-day volume weighted average price of the Corporation’s shares on the TSX as of December 1, 2023.

(9)

Common Shares issued to a financial advisor of Vanstar Mining Resources Inc. for services in connection with the acquisition of all of the issued and outstanding common shares of Vanstar Mining Resources Inc.

by the Corporation. The price per security is based on the 5-day volume weighted average price of the Corporation’s shares on the TSX as of December 1, 2023.
(10)

Common Shares issued as “flow-through shares”, within the meaning of subsection 66(15) of the Income Tax Act (Canada), pursuant to a private placement transaction. The price per security was determined through arm’s length negotiations.

(11)	Issued upon exercise of previously granted Options to purchase Common Shares pursuant to the Corporation’s SIP. The price per security is the market price at time of grant.
(12)	Issuance of Options to purchase Common Shares granted under the Corporation’s SIP. The price per security is the market price at time of grant.

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX and the NYSE. The following tables set forth the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE on a monthly basis, for each of the months (or, if applicable, partial months) indicated during the 12 month period prior to the date of this Prospectus Supplement:

TSX

Month	C$ High	C$ Low	Volume
May 2023	4.53	3.55	19,774,709
June 2023	4.17	3.28	20,095,057
July 2023	3.92	3.39	10,754,135
August 2023	3.54	2.84	11,934,612
September 2023	3.50	2.75	17,357,781
October 2023	3.68	2.71	16,334,241
November 2023	3.60	3.00	17,104,631
December 2023	3.68	2.87	21,128,832
January 2024	3.59	3.00	26,323,671
February 2024	3.80	3.15	22,662,986
March 2024	4.59	3.50	24,545,122
April 2024	5.38	4.70	33,195,226
May 1-21 2024	6.24	4.88	18,375,497

The closing price of the Common Shares on the TSX on May 21, 2024 was C$6.13.

NYSE

Month	U.S.$ High	U.S.$ Low	Volume
May 2023	3.34	2.62	95,694,393
June 2023	3.12	2.48	73,240,270
July 2023	2.98	2.53	50,935,921
August 2023	2.68	2.09	66,538,200
September 2023	2.59	2.02	66,384,965
October 2023	2.66	1.99	95,743,892
November 2023	2.64	2.18	113,351,054
December 2023	2.77	2.11	128,798,024
January 2024	2.70	2.23	159,415,407
February 2024	2.82	2.32	148,631,876
March 2024	3.39	2.57	172,289,253
April 2024	3.92	3.44	263,370,174
May 1-21 2024	4.60	3.54	127,455,406

The closing price of the Common Shares on the NYSE on May 21, 2024 was US$4.49.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Corporation, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Offered Shares, as beneficial owner, pursuant to this prospectus and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters, and who acquires and holds Common Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) that has entered into or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada, and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non- resident corporation, individual, trust, or a group of any combination of non-resident individuals, trusts and/or corporations who do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Offered Shares.

This summary is based upon the current provisions of the Tax Act and its regulations in force as of the date hereof and counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada for the relevant day or such other rate of exchange as is acceptable to the CRA.

Resident Holders

The following section of this summary only applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”).

Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income.

In the case of an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Corporation to such Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Corporation unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The adjusted cost base to a Resident Holder of an Offered Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares held by the Resident Holder as capital property at that time. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Currently, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such

Resident Holder. For capital gains realized on or after June 25, 2024, Tax Proposals released on April 16, 2024 generally increase the capital gains inclusion rate from one-half to two-thirds for corporations and trusts, and from one-half to two-thirds for individuals on the portion of capital gains realized, including capital gains realized indirectly through a trust or partnership, that exceed $250,000. Under the Tax Proposals, two-thirds of capital losses realized prior to 2024 will be deductible against capital gains included in income at the two-thirds inclusion rate such that a capital loss will offset an equivalent capital gain regardless of the inclusion rate. The Tax Proposals do not include comprehensive rules (including draft legislation) implementing these changes and state that additional details related to the change of the capital gains inclusion rate are forthcoming. Consequently, many aspects of how the Tax Act will be amended in connection with the Tax Proposals remain uncertain (including with respect to how the changes will apply to capital gains earned through a trust or partnership in 2024). Holders should consult their own tax advisors regarding the Tax Proposals.

Allowable capital losses incurred in a taxation year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be. Resident Holders to whom these rules may be relevant should consult their own tax advisors. A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in Tax Proposals contained in Bill C-59 that are proposed to be effective for taxation years beginning on or after April 7, 2022) may be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which includes taxable capital gains. Holders are advised to consult their own tax advisors.

Minimum Tax

Capital gains realized and dividends received on Offered Shares by a Resident Holder that is an individual (and certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act. Tax Proposals that are proposed to be effective on January 1, 2024 significantly modify the existing rules for computing the minimum tax. Holders should consult their own tax advisors on the proposed changes to the minimum tax and the consequences therefrom.

Non-Resident Holders

The following section of this summary only applies to Holders who for the purposes of the Tax Act and at all relevant times, are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention.

For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend (a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Resident Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors regarding the application of any applicable tax treaty to dividends based on their particular circumstances.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NYSE), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently:

(i)

the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the Corporation; and

(ii)

more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Resident Holders – Disposition of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder, as defined below, that acquires Offered Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10% or more of the total combined voting power or value of all classes of the Corporation’s stock entitled to vote. In addition, this discussion of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquire Offered Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; and holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner or other owner of a pass-through entity that acquires Offered Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, the Corporation believes that it is not currently a PFIC, and this discussion assumes that the Corporation is not a PFIC, as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S., tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Corporation (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by the Corporation will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Corporation believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Offered Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates.

To the extent that a distribution exceeds the amount of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Offered Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Offered Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Offered Shares for more than one year. For individual U.S. Holders, long-term capital gains are subject to taxation at favourable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that are realized upon a sale, exchange or other taxable disposition of Offered Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Offered Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Corporation believes that it currently is not a PFIC for U.S. federal income tax purposes. However, the determination of PFIC status for any year is fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Offered Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Corporation continues to meet the income or asset test discussed above.

If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Offered Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of Offered Shares or upon the receipt of certain distributions treated as “excess distributions,” regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Offered Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Offered Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Offered Shares ratably over its holding period for Offered Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Corporation were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Offered Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Offered Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Offered Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Offered Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Offered Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Offered Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Such election will not apply, however, to any subsidiaries of the Corporation that are PFICs, and, as a result, an electing U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any such subsidiaries. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” or “QEF”. An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Offered Shares.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Offered Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property

(other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000, on the last day of the taxable year or US$75,000 at any time during the taxable year. Applicable U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold Offered Shares. U.S. Holders should also be aware that if the Corporation were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

LEGAL MATTERS

Certain legal matters relating to the Offering hereunder will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters and by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters and by Davies Ward Phillips & Vineberg LLP with respect to Canadian legal matters. At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, through its offices at 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the Canada Business Corporations Act. Many of the Corporation’s directors and officers, and all of the experts named in this Prospectus Supplement or the accompanying Prospectus, are residents of Canada or other non-U.S. jurisdictions, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus Supplement and the accompanying Prospectus are a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company, 80 State Street, Albany, New York, 12207-2543 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Offered Shares under this Prospectus Supplement and the accompanying Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors, counsel and engineers; the Underwriting Agreement; the powers of attorney from the directors and certain officers of the Corporation; and the form of indenture.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 1, 2022

IAMGOLD CORPORATION

U.S.$500,000,000

Common Shares

First Preference Shares

Second Preference Shares

Debt Securities

Warrants

Subscription Receipts

IAMGOLD Corporation (“IAMGOLD” or the “Corporation”) may offer and issue from time to time common shares of the Corporation (“Common Shares”), first preference shares of the Corporation (“First Preference Shares”), second preference shares of the Corporation (“Second Preference Shares”), debt securities (“Debt Securities”), warrants to purchase Common Shares, First Preference Shares, Second Preference Shares or Debt Securities (collectively “Warrants”), or subscription receipts (“Subscription Receipts”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of U.S.$500,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the year ended December 31, 2021 (“Annual Information Form”), and under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for the six months ended June 30, 2022 and the year ended December 31, 2021, and in this Prospectus and in documents incorporated by reference in this Prospectus.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of First Preference Shares and Second Preference Shares, the designation of the particular class and, if applicable, series, the number of First Preference Shares or Second Preference Shares offered, the offering price, whether the First Preference Shares or Second Preference Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction and any other terms specific to the First Preference Shares or Second Preference Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Corporation’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Corporation’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, First Preference Shares, Second Preference Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; and (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as SOFR, EURIBOR or a U.S. federal funds rate.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 -Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (“NYSE”) or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares are listed on the TSX under the symbol “IMG” and on the NYSE under the symbol “IAG”. On August 31, 2022, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$1.57 and the closing price of the Common Shares on the NYSE was $1.19. Unless otherwise specified in the applicable Prospectus Supplement, the First Preference Shares, the Second Preference Shares, the Debt Securities, the Warrants and the Subscription Receipts will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.

The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4.

The Corporation is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject purchasers to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Purchasers should read the tax discussion in any applicable Prospectus Supplement.

A purchaser’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of its officers and directors and all of the experts named in this Prospectus are not residents of the United States, and all of its assets are located outside of the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Agent for Service of Process

Ian Ashby, Dr. Ann Masse and Peter O’Hagan, being directors of the Corporation, reside outside of Canada. Each of Mr. Ashby, Dr. Masse and Mr. O’Hagan has appointed the Corporation at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against each of Mr. Ashby, Dr. Masse or Mr. O’Hagan, even though each of Mr. Ashby, Dr. Masse or Mr. O’Hagan has appointed an agent for service of process.

Francois J. Sawadogo, Travis J. Manning and R. Breese Burnley being co-authors of the technical report entitled “Technical Report on the Essakane Gold Mine Carbon-In-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso (effective November 6, 2019) and Alain Mouton and Michel Dromacque being co-authors of the technical report entitled “Technical Report on the Rosebel Gold Mine, Suriname” (effective December 31, 2021) reside outside of Canada. Each of Messrs. Sawadogo, Manning, Burnley, Mouton and Dromacque has appointed the Corporation at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against Messrs. Sawadogo, Manning, Burnley, Mouton or Dromacque.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements, which involve assumptions and describe the Corporation’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “project”, “budget”, “forecast”, “schedule”, “guidance”, “outlook”, “potential”, “seek” or “target”, or the negative of certain these words or other variations on these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, operating and capital cost estimates and anticipated financial results; potential mineralization and evaluation and evolution of mineral reserve and mineral resource estimates, the realization of such estimates, and expected mine life; expected exploration budgets, targets and/or results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects; construction costs and site expenditures including remaining costs to complete and schedule for Côté Gold project; the impact of COVID-19 (and its variants) and the war in Ukraine on the Corporation, including its operations, the project schedule for the Côté Gold project, key inputs, staffing and contractors; construction and production targets and timetables, as well as the anticipated timing of grants of permits and governmental incentives; requirements for additional capital and, more generally, continuous access to capital markets; mine development activities; the future price of gold and other commodities; contractual commitments, royalty payments, litigation matters and measures for mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; cost of sales and revisions to cost guidance; securing of alternative sources of consumables; the timing and amount of estimated future production and recovery; costs of production; depreciation expense; effective tax rates; expected capital expenditures; operations outlook; expected benefits from operational improvements and de-risking strategies that may enacted by the Corporation; continuous availability of required manpower; the integration of new technologies at the Corporation’s operations and properties; exploration; impairment assessments and estimates; sale transactions; foreign exchange rates and currency fluctuations; security concerns in the jurisdictions in which the Corporation operates; expected collective bargaining discussions; government regulation of mining operations; and the Corporation’s global outlook and that of each of its operations. Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements and as such, undue reliance must not be placed on them. The Corporation cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Corporation to be materially different from the Corporation’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, seismic events, floods, the inability to achieve designed processing plant throughputs or metallurgical recoveries and other conditions; the Corporation’s liquidity and capital resources; risks related to the construction, development and start-up of the Côté Gold project or other projects, and potential further expansion activities at the Corporation’s operating mine sites; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals produced or certain other resources and commodities used at the Corporation’s operations and the continued availability thereof; past market events and conditions and the deterioration of general economic indicators, including inflation; the ability of the Corporation to replace mineral reserves depleted by production; overestimation/underestimation of mineral reserve and mineral resource calculations; the ability of the Corporation to accurately estimate future cash flows from exploration and development projects; the Corporation’s business strategy; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; the speculative nature of exploration and development, including the risks of diminishing quantities or grades or reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; illegal mining; fluctuations in exchange rates of currencies, interest rates or gold lease rates; failure to obtain and renew financing as and when required to fund operations and project development; adverse changes to the Corporation’s credit rating; defaults under the Corporation’s credit facility or senior unsecured notes or any other current or future debt of the Corporation including due to a violation of covenants contained therein; risks related to the Corporation’s ability to settle its hedging arrangements to minimize its risk to fluctuating fuel prices and changes to the exchange rate for the Canadian dollar or gold price risk; the potential direct or indirect operational impacts on the Corporation and its workforce, the availability of labour and contractors, key inputs for the Corporation and global supply chains resulting from infectious diseases or pandemics, such as the COVID-19 (and its variants) and acts of war, including the war in Ukraine; litigation and legal and political risks; government actions taken in response to COVID-19 (and its variants) and other public health emergencies; the volatility of the Corporations’ securities; potential shareholder dilution; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; potential activist engagements; increasing competition in the mining sector; the profitability of the Corporation being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; consolidation in the gold mining industry; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; contests over title to properties, particularly title to undeveloped properties; inherent risks related to the use of derivative instruments (including, but not limited to, for hedging purposes to stabilize input costs); accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and the ability to acquire new properties; the ability to recruit and retain skilled and experienced employees and renew collective labour agreements; employee relations; availability and increasing costs associated with mining inputs and labour, various risks and hazards beyond the Corporation’s control, many of which are not economically insurable; lack of infrastructure and other risks related to the geographical areas in which the Corporation carries out its operations; unpredictable weather patterns and challenging weather at mine sites; the relationship with the communities surrounding the Corporation’s operations and projects; indigenous rights or claims; labour disruptions, including those that may result from negotiations with collective labour agreements, any such strike or work stoppage could have a material adverse effect on the Corporation’s earnings and financial condition; disruptions caused by mining accidents; health risks associated with the mining work force in West Africa, Canada and Suriname; mine closure, reclamation and rehabilitation risks, including costs and liabilities thereof; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the conduct of the Corporation’s operations and the evolution of such laws and regulations which may have unknown and negative impacts on the Corporation; risks normally associated with any conduct of business in foreign countries (including, but not limited to, varying degrees of political and economic risk), which may include the possibility for political unrest, foreign military intervention, acts of war, terrorism, sabotage, civil disturbances; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Corporation’s properties; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; assessment of carrying values for the Corporations’ assets, including the ongoing potential for material impairment and/or write-downs of such assets; effectiveness of the Corporation’s ongoing cost containment efforts; dependence on key personnel and other related matters; and risks related to third-party contractors, including reduced control over aspects of the Corporations’ operations and/or the failure of contractors to perform.

Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below under the heading “Risk Factors” in this Prospectus, under the heading “Risk Factors” in the Annual Information Form, and under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for the six months ended June 30, 2022 and the year ended December 31, 2021, all of which are incorporated herein by reference and are available on SEDAR at www.sedar.com and with the SEC at www.sec.gov. These on-going events could impact forward-looking statements contained in this Prospectus and in the documents incorporated by reference in an unpredictable and possibly detrimental manner. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document and have not been updated by the Corporation except as expressly provided for in this Prospectus. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING

MINERAL REPORTING STANDARDS

Disclosure regarding the Corporation’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus and the documents incorporated by reference herein, was prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated herein by reference and in any Prospectus Supplement are reported in United States dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts in this Prospectus and any Prospectus Supplement are or will be in United States dollars, unless otherwise indicated. All references to “C$” are to Canadian dollars.

The following table sets out for each period presented the exchange rates at the end of the period and the average exchange rates during the period indicated for one U.S. dollar, expressed in Canadian dollars, based on the daily average exchange rates published by the Bank of Canada.

	Year ended December 31,			Six months ended June 30,
	2021	2020	2019	2022	2021
End of Period	1.2678	1.2732	1.2988	1.2886	1.2470
Average	1.2535	1.3415	1.3269	1.2715	1.2294

As of August 31, 2022, the daily average exchange rate published by the Bank of Canada for the purchase of one U.S. dollar with Canadian dollars was $1.00 = C$1.3111.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Annual Information Form dated February 24, 2022 for the year ended December 31, 2021;

(b)	the audited consolidated financial statements as at December 31, 2021 and 2020 and the notes thereto, together with the Reports of Independent Registered Public Accounting Firm;

(c)	management’s discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2021;

(d)	the unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2022 and 2021 and the notes thereto;

(e)	management’s discussion and analysis of financial position and results of operations of the Corporation for the six months ended June 30, 2022;

(f)	the management information circular of the Corporation dated April 6, 2022 prepared in connection with the annual general meeting of shareholders of the Corporation held on May 3, 2022;

(g)	material change report of the Corporation dated February 17, 2022 in respect of a collaboration agreement entered into with RCF Management L.L.C. and Resource Capital Fund VII L.P.;

(h)	material change report of the Corporation dated May 11, 2022 in respect of the estimated remaining costs to complete and estimated schedule concerning the completion of the Côté Gold project; and

(i)	the document entitled “Summary Information in Respect of Côté Gold project, Ontario, Canada” dated September 1, 2022 summarizing the findings of the 2022 Technical Report (as defined herein).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference in this Prospectus is included in a report filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, if and to the extent expressly indicated therein, the Corporation may incorporate by reference in this Prospectus documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities commissions or similar regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, information circulars (to the extent the disclosure is inconsistent) and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Corporation with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated or deemed to be incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation, at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4, Telephone (416) 360-4710, and are also available electronically at www.sedar.com and www.sec.gov.

The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

TECHNICAL AND THIRD-PARTY INFORMATION

If, after the date of this Prospectus, the Corporation is required by Section 4.2(1)(j) of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property material to the Corporation and the exemption under Section 9.2 of NI 43-101 is not available, the Corporation will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to a “shelf prospectus supplement”.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

The Corporation will file a registration statement on Form F-10 relating to the Securities with the SEC. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian securities legislation, and in accordance therewith, files reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read and download any document that the Corporation has filed with the SEC on the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.

THE CORPORATION

IAMGOLD is a corporation governed by the Canada Business Corporations Act. The registered and principal office of the Corporation is located at 401 Bay Street, Suite 3200, Toronto, Ontario, Canada M5H 2Y4. The Corporation’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Corporation has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to start production towards the end of 2023. In addition, the Corporation has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

The following chart illustrates certain subsidiaries of the Corporation, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, and the material mineral projects of the Corporation held by the Corporation directly or indirectly through such subsidiaries and the percentage of ownership interest that the Corporation or the relevant subsidiary of the Corporation has in such material mineral projects.

As used in this Prospectus, except as otherwise required by the context, reference to “IAMGOLD” or the “Corporation” means IAMGOLD Corporation and its subsidiaries. Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Annual Information Form and other documents incorporated herein by reference.

RECENT DEVELOPMENTS

On August 12, 2022, the Corporation filed a new technical report for the Côté Gold project which updated the costs to complete the project, project economics, and life of mine plan. The new technical report is titled “Technical Report on the Côté Gold Project, Ontario, Canada” dated August 12, 2022 with an effective date of June 30, 2022 (the “2022 Technical Report”) and was prepared by SLR Consulting (Canada) Ltd. in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. A summary of the 2022 Technical Report is incorporated by reference in this Prospectus. Readers are encouraged to read the 2022 Technical Report in its entirety.

The 2022 Technical Report supersedes the technical report on the Côté Gold project dated November 26, 2021 (the “2021 Technical Report”). Information relating to the property description and location, land tenure, existing infrastructure, history, geology and mineralization, mineral resources, mineral reserves, mining method, mineral processing, infrastructure, environmental, permitting and social considerations remains materially similar to information provided in respect of these elements in the 2021 Technical Report adjusted, as applicable, to reflect the status of the project as of May 1, 2022. In addition, current information in respect of the mine plan, capital and operating costs estimates and economic analysis is presented in the 2022 Technical Report.

The Côté Gold project is being developed with the background of COVID-19, inflation and other global events and their impact including on the global supply chain, labour availability, productivity and rates, costs of materials, commodities and consumables. The 2022 Technical Report and related updates on the project provided by the Corporation represent the conclusion of the Côté Gold cost, schedule, execution strategy and risk review initiated in early 2022. The estimated remaining attributable spend to completion, excluding contingencies, resulted from additional costs and schedule impacts and include estimated impacts and related delays due to COVID-19, recent labour action in Ontario, inflation, lower than expected productivity in respect of certain activities, scope creep on process plant and infrastructure, material/quantity changes in the earthworks due to differing geotechnical conditions and inefficiencies associated with contractor’s oversized equipment selection, and an increase in indirect costs including as a result of impacts from increased project costs and schedule extension, increased labour incentives and wage increases, extension and enlargement of the site support, owner’s team, EPCM and increased site oversight and coordination requirements and increased operations readiness costs.

In the last number of months, the Côté Gold project has seen significant changes in leadership and oversight, both at the project level and corporate level. Since the appointment of a new Executive Project Director at the end of 2021, teams have been strengthened while leveraging knowledge, experience, and team integration between the owners team, EPCM contractor, and the various other project contractors. The Board retained an independent technical consultant to assist with its review of the results of the project review and risk analysis. This independent review supported the updated estimates presented in the 2022 Technical Report. The Corporation cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of the Corporation, on a consolidated basis, since the date of the interim unaudited consolidated financial statements for the six-month periods ended June 30, 2022 and 2021, which are incorporated by reference in this Prospectus.

EARNINGS COVERAGE RATIOS

If the Corporation offers any Debt Securities having a term to maturity in excess of one year or any First Preference Shares or Second Preference Shares under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities, First Preference Shares or Second Preference Shares, as applicable.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities for cash are expected to be used by the Corporation to fund ongoing operations and capital expenditures, including the construction and development of the Côté Gold project, reducing its level of outstanding indebtedness from time to time, other discretionary capital programs, and for general corporate purposes. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities or other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, as defined under applicable Canadian securities legislation, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with an Acquisition, Securities may be offered and issued at a deemed price or deemed prices determined either when the terms of the Acquisition are tentatively or finally agreed to, when the Acquisition is completed, when the Corporation issues the Securities or during some other negotiated period.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, and an unlimited number of Common Shares, of which 478,961,679 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at August 31, 2022.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Corporation and the remaining property of the Corporation upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Corporation, the directors of the Corporation are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Corporation. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Corporation. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Corporation to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Corporation, the directors of the Corporation are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Corporation. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Corporation. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Corporation to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the terms “Corporation” and “IAMGOLD” refer only to IAMGOLD Corporation without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between IAMGOLD and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of any Indenture filed in connection with a distribution of Debt Securities.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the “Offered Securities”):

•

the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

•	the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

•	the covenants applicable to the Offered Securities;

•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

•

whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•

the denominations in which registered Offered Securities will be issuable, if other than denominations of $2,000 and integral multiples of $1,000 and the denominations in which bearer Offered Securities will be issuable, if other than $5,000;

•

each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

•

any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

•	holders may not tender Debt Securities to the Corporation for repurchase; and

•	the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Unless otherwise indicated in the applicable Prospectus Supplement, any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements, and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of $2,000 and integral multiples of $1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities (as defined below)) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities of a series will be issued in global form (a “Global Security”) that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;

•

the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

•

the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

•

the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and

•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

•	when and if the Corporation decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise indicated in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its maturity;

(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c)	default in the deposit of any sinking fund payment, when the same become due by the terms of the Debt Securities of that series;

(d)

default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e)	certain events of bankruptcy, insolvency or reorganization; or

(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the all or a portion of the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of any applicable Debt Securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

•

the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

•

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officer’s certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•

the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

•	the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

•

an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•

an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

•	reduce the principal amount of or interest on such outstanding Debt Security;

•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

•	change the place or currency of payments on such outstanding Debt Security;

•

reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

Unless otherwise stated in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since all of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants to purchase Common Shares, First Preference Shares, Second Preference Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement. A copy of the warrant indenture relating to an offering of Warrants will be filed by the Corporation with securities regulatory authorities in Canada and the United States after it has been entered into by the Corporation.

The Prospectus Supplement relating to any Warrants the Corporation offers will describe the Warrants and the specific terms relating to the offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•

the designation, number and terms of the Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, separately or together, with Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada and the United States after it has been entered into by the Corporation. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•

conditions to the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants;

•	the number of Common Shares, First Preference Shares, Second Preference Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of subscription receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, First Preference Shares, Second Preference Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

PRIOR SALES

During the 12 month period before the date of this Prospectus, the Corporation has issued Common Shares and securities convertible into Common Shares as follows:

Date of Issue/Grant	Price per Security (C$)	Number of Securities
Common Shares
June 17, 2021 (1)	3.26	18,000
June 17, 2021 (1)	2.83	14,000
August 18, 2021 (2)	6.24	181,250
September 7, 2021 (3)	2.93	67,568
September 9, 2021 (2)	4.99	10,020
September 21, 2021 (4)	2.84	6,631
October 1, 2021 (4)	2.85	6,063
November 12, 2021 (1)	2.83	30,000
November 16, 2021 (1)	2.83	10,000
November 17, 2021 (1)	2.83	10,000
December 2, 2021 (1)	2.83	10,000
December 20, 2021 (1)	2.83	10,000
December 21, 2021 (1)	2.83	10,000
December 22, 2021 (3)	3.93	100,000
December 29, 2021 (1)	2.83	30,000
January 1, 2022 (4)	3.94	50,437
February 8, 2022 (5)	5.19	11,830
February 8, 2022 (5)	7.33	8,286
February 8, 2022 (5)	5.01	5,106
February 8, 2022 (5)	4.67	10,258
February 8, 2022 (5)	3.68	10,036
February 13, 2022 (4)	3.68	13,221
February 22, 2022 (1)	3.26	10,000
February 25, 2022 (5)	5.19	14,257
February 25, 2022 (5)	7.33	9,986

Date of Issue/Grant	Price per Security (C$)	Number of Securities
February 25, 2022 (5)	5.01	15,385
February 25, 2022 (5)	4.67	15,453
February 25, 2022 (5)	3.94	5,984
February 25, 2022 (5)	3.68	15,118
March 2, 2022 (2)	4.73	1,292,864
March 2, 2022 (1)	2.83	22,000
March 3, 2022 (1)	2.83	5,600
March 3, 2022 (5)	5.01	8,461
March 3, 2022 (5)	4.67	8,499
March 3, 2022 (5)	3.94	3,291
March 3, 2022 (5)	6.24	2,187
March 3, 2022 (5)	3.68	8,314
March 4, 2022 (1)	3.26	10,000
March 7, 2022 (1)	2.83	55,000
March 8, 2022 (1)	3.26	30,000
March 8, 2022 (1)	2.83	42,000
March 9, 2022 (1)	3.26	39,000
March 10, 2022 (1)	2.83	110,000
March 11, 2022 (3)	4.31	2,543
March 11, 2022 (2)	4.73	12,498
March 14, 2022 (1)	3.26	60,000
March 15, 2022 (3)	4.03	10,000
March 15, 2022 (3)	4.03	1,740,085
March 15, 2022 (6)	4.03	429,000
March 16, 2022 (2)	4.73	25,577
March 17, 2022 (1)	2.83	7,000
March 23, 2022 (1)	3.99	6,000
March 23, 2022 (1)	3.26	10,800
March 28, 2022 (1)	3.99	4,931
April 4, 2022 (1)	3.99	2,512
May 19, 2022 (5)	5.19	14,257
May 19, 2022 (5)	7.33	9,986
May 19, 2022 (5)	5.01	15,385
May 19, 2022 (5)	4.67	15,453
May 19, 2022 (5)	3.94	5,984
May 19, 2022 (5)	3.68	15,118
August 18, 2022 (3)	3.62	16,667
August 18, 2022 (4)	3.62	123,812
September 7, 2021 (7)	2.93	36,922
December 22, 2021 (7)	3.93	200,000
March 15, 2022 (7)	4.03	753,067

Notes:

(1)	Common Shares issued upon exercise of previously granted awards of Common Share purchase options (each, an “Option”) pursuant to the Corporation’s share incentive plan (the “SIP”).
(2)	Common Shares issued in satisfaction of previously granted awards of restricted share units (each, an “RSU”) pursuant to the SIP.
(3)	Issuance of RSUs pursuant to the SIP.
(4)	Issuance of deferred share units (each, a “DSU”) pursuant to the SIP.
(5)	Common Shares issued in satisfaction of previously granted awards of DSUs pursuant to the SIP.
(6)	Issuance of performance share units (each, a “PSU”) pursuant to the SIP.
(7)	Issuance of Options pursuant to the SIP.

TRADING PRICE AND VOLUME

The principal market on which the Common Shares trade is the TSX. The Common Shares also trade on the NYSE.

The following tables set forth the reported high and low closing prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE for the periods indicated during the 12 month period before the date of this Prospectus:

TSX

Month	High (C$)	Low (C$)	Volume
July 2021	3.730	3.130	19,511,979
August 2021	3.470	2.830	21,359,865
September 2021	3.060	2.750	30,529,198
October 2021	3.710	2.850	26,341,859
November 2021	4.280	3.460	30,893,804
December 2021	4.050	3.600	22,372,477
January 2022	3.880	3.100	25,156,721
February 2022	4.120	3.180	28,215,982
March 2022	4.430	4.020	32,251,923
April 2022	4.690	3.570	23,196,789
May 2022	3.620	2.660	39,726,901
June 2022	3.020	2.070	21,484,671
July 2022	2.140	1.750	23,679,316
August 2022	2.140	2.070	2,640,187

The closing price of the Common Shares on the TSX on August 31, 2022 was C$1.57.

NYSE

Month	High ($)	Low ($)	Volume
July 2021	3.01	2.47	98,393,549
August 2021	2.77	2.19	81,515,338
September 2021	2.43	2.16	150,903,245
October 2021	3.02	2.26	168,032,322
November 2021	3.43	2.78	177,792,983
December 2021	3.15	2.81	157,968,770
January 2022	3.06	2.42	115,572,834
February 2022	3.24	2.52	144,938,599
March 2022	3.50	3.15	179,510,749
April 2022	3.71	2.80	142,889,548
May 2022	2.79	2.05	257,842,572
June 2022	2.40	1.61	183,086,384
July 2022	1.66	1.36	119,380,796
August 2022	1.67	1.58	19,529,039

The closing price of the Common Shares on the NYSE on August 31, 2022 was $1.19.

INTEREST OF EXPERTS

The 2022 Technical Report was prepared in accordance with NI 43-101 by: Jason J. Cox, P.Eng. (Technical Director –Mining Advisory Canada, SLR Consulting (Canada) Ltd.), Tudorel Ciuculescu, M.Sc., P.Geo. (Consultant Geologist, SLR Consulting (Canada) Ltd.), Stephan Theben, Dipl.-Ing., SME (RM) (Mining Sector Lead, SLR Consulting (Canada) Ltd), Adam L. Coulson, Ph.D., P.Eng. (Senior Associate, Wood Canada Limited), Bijal Shah, M.A.Sc., P.Eng. (Senior Engineer, Wood Canada Limited), Mickey M. Davachi, Ph.D., P.Eng., D.GE, FASCE (Principal Geotechnical Engineer, Wood Canada Limited), Paul M. O’Hara, P.Eng. (Process Manager, Wood Canada Limited), Raymond J. Turenne, P.Eng. (Technical Director, Electrical and Controls, Americas, Wood Canada Limited), Sheila E. Daniel, M.Sc., P.Geo. (Principal Geoscientist, Wood Canada Limited), Deena Nada, P.Eng (Project Engineering Manager, Wood Canada Limited), Marie-France Bugnon, M.Sc., P.Geo (General Manager Exploration, IAMGOLD Corporation) and Alan R. Smith, M.Sc., P.Geo. (District Manager, Exploration, IAMGOLD Corporation). Certain technical information relating to the Cote Gold project contained in or incorporated by reference in this Prospectus was derived from the 2022 Technical Report.

The aforementioned firms or persons each held less than one per cent of the outstanding securities of the Corporation, or of any associate or affiliate of the Corporation, when they prepared the 2022 Technical Report, or following the preparation of the 2022 Technical Report, and either did not receive any or received less than a one per cent direct or indirect interest in any securities of the Corporation, or of any associate or affiliate of the Corporation, in connection with the preparation of the 2022 Technical Report

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Corporation, or of any associate or affiliate of the Corporation, other than Marie-France Bugnon and Alan R. Smith, who are employees of the Corporation or an affiliate of the Corporation.

LEGAL MATTERS

Certain legal matters relating to the offering of Securities hereunder will be passed upon on behalf of the Corporation by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Corporation or any associate or affiliate of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Professional Accountants, through its offices at 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described under the heading “Risk Factors” in the Annual Information Form, and the factors described under the heading “Risks and Uncertainties” in the management’s discussion and analysis of financial position and results of operation of the Corporation for the six months ended June 30, 2022 and the year ended December 31, 2021, and any other risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the Annual Information Form, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure purchasers that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the Annual Information Form, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

OTHER

Ms. Maryse Belanger, Chair of the Board and Interim President and Chief Executive Officer of the Corporation, was a director of Mirabela Nickel Limited (“Mirabela”), an Australian Stock Exchange (“ASX”) listed company, until July 2016.

In September 2015 the directors of Mirabela made the decision to put the company into Voluntary Administration as it became apparent that the company was unable to continue as a going concern. Additional third-party financing was unable to be secured because of the decline in global nickel prices. This made it economically impossible for the company to continue trading on the ASX.

Ms. Maryse Belanger, Chair of the Board and Interim President and Chief Executive Officer of the Corporation, served as a director of Plateau Energy Metals Inc. (“Plateau”), a TSX Venture Exchange-listed company, until May 11, 2021, the date on which all of the issued and outstanding shares of Plateau were acquired by American Lithium Corp. by way of a court-approved plan of arrangement. On March 15, 2021, Plateau announced that it was the subject of an investigation by the Ontario Securities Commission (the “OSC”). On May 3, 2021, the OSC filed a Statement of Allegations against Plateau, its former CEO and its CFO alleging, among other things, that Plateau had made certain misleading statements in its public disclosure. On June 1, 2022, the OSC imposed a cease trade order on Plateau as result of its failure to file certain continuous disclosure documents. Such cease-trade order remains in effect as of the date of this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the Canada Business Corporations Act. Many of the Corporation’s directors and officers, and all of the experts named in this Prospectus, are residents of Canada or other non-U.S. jurisdictions, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States (as set in this prospectus), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon the Corporation or those directors, officers and experts who are not residents of the United States. The Corporation has been advised by its Canadian counsel, Fasken Martineau DuMoulin LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Corporation will file with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Corporation Service Company, 80 State Street, Albany, New York, 12207-2543 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors, counsel and engineers; the powers of attorney from the directors and certain officers of the Corporation; and the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.